1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

October 26, 2011

VIA EDGAR

Brick Barrientos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Trust” or “Registrant”)

File Nos. 333-155395, 811-22250

Dear Mr. Barrientos:

In an October 17, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 34 (“PEA 34”) to the Registrant’s registration statement under the Securities Act of 1933, as filed on August 31, 2011. PEA 34 was filed to make non-material changes to the Trust’s (i) prospectus for the Index Exchange-Traded Funds (the “Prospectus”), and (ii) Statement of Additional Information. The Staff’s first comment related to those funds that had incomplete fee tables in the Prospectus filed as part of PEA 34. You asked that completed fee tables and related footnotes for those funds be provided as correspondence to the Staff prior to the effectiveness of PEA 34. Accordingly, completed fee tables and footnotes for the applicable funds, as of the date above, are attached as an exhibit to this letter. A written response to the remainder of the Staff’s comments will be provided soon under separate cover. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

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EXHIBIT

PIMCO 0-1 Year U.S. Treasury Index Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund:

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.15%
Distribution and/or Service (12b-1) Fees	N/A
Other Expenses(1)	0.10%
Total Annual Fund Operating Expenses	0.25%
Expense Reimbursement(2)	(0.10%)
Total Annual Fund Operating Expenses After Expense Reimbursement	0.15%

(1)	“Other Expenses” reflect estimated organizational expenses for the Fund’s first fiscal year.
(2)	Pacific Investment Management Company LLC (“PIMCO”) has contractually agreed, through October 31, 2012, to waive its management fee, or reimburse the Fund, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.0049% of the Fund’s average net assets (the “Expense Limit”). Under the Expense Limitation Agreement which renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term, PIMCO may recoup these waivers and reimbursements in Future periods, not exceeding three years, provided that organizational expenses, and pro rata Trustees’ fees, plus recoupment, do not exceed the Expense Limit.

Example. The Example is intended to help you compare the cost of investing in the Fund with the costs of investing in other exchange-traded funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return, each year and that the Fund’s operating expenses remain the same. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the Example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$15	$48

PIMCO 1-3 Year U.S. Treasury Index Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund:

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.15%
Distribution and/or Service (12b-1) Fees	N/A
Total Annual Fund Operating Expenses	0.15%
Fee Waiver(1)	(0.06%)
Total Annual Fund Operating Expenses After Fee Waiver	0.09%

(1)	Pacific Investment Management Company LLC (“PIMCO”) has contractually agreed, until October 31, 2012, to waive a portion of its management fee equal to 0.06% of average daily net assets. Under the Fee Waiver Agreement, PIMCO is entitled to reimbursement by the Fund of any portion of the management fees waived, reduced or reimbursed pursuant to the Fee Waiver Agreement (the “Reimbursement Amount”) during the previous three years, provided that such amount paid to PIMCO will not:1) together with any recoupment of organizational expenses and pro rate Trustees’ fees pursuant to the Expenses Limitation Agreement, exceed 0.0049% of the Fund’s average net assets: 2) exceed the total Reimbursement Amount: or 3) include any amounts previously reimbursed to PIMCO. The Fee Waiver Agreement will automatically renew for one-year terms unless PIMCO provides written notice to the Trust at least 30 days prior to the end of the then current term.

Example. The Example is intended to help you compare the cost ot investing in the Fund with the costs of investing in other exchange-traded funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the Example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$9	$29	$51	$15

PIMCO Broad U.S. Treasury Index Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund:

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.15%
Distribution and/or Service (12b-1) Fees	N/A
Total Annual Fund Operating Expenses	0.15%

Example. The Example is intended to help you compare the cost of investing in the Fund with the costs of investing in other exchange-traded funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the Example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$15	$48	$85	$192

PIMCO 0-5 Year High Yield Corporate Bond Index Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund:

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.55%
Distribution and/or Service (12b-1) Fees	N/A
Total Annual Fund Operating Expenses	0.55%

Example. The Example is intended to help you compare the cost of investing in the Fund with the costs of investing in other exchange-traded funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the Example. Although your actual costs may be higher or lower, based on these assumptions your costs would be

1 Year	3 Years
$56	$176

PIMCO High Yield Corporate Bond Index Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund:

Shareholder Fees (fees paid directly from your investments): None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.55%
Distribution and/or Service (12b-1) Fees	N/A
Other Expenses(1)	0.10%
Total Annual Fund Operating Expenses	0.65%
Expense Reimbursement	(0.10%)
Total Annual Fund Operating Expenses After Expense Reimbursement(2)	0.55%

(1)	“Other Expenses” reflect estimated organizational expenses for the Fund’s first fiscal year.
(2)	Pacific Investment Management Company LLC (“PIMCO”) has contractually agreed, through October 31, 2012, to waive its management fee, or reimburse the Fund, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.0049% of the Fund’s average net assets (the “Expense Limit”). Under the Expense Limitation Agreement which renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided that organizational expenses and pro rata Trustees’ fees, plus recoupment, do not exceed the Expense Limit.

Example. The Example is intended to help you compare the cost of investing in the Fund with the costs or investing in other exchange-traded funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the Example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$56	$176

PIMCO Investment Grade Corporate Bond Index Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund:

Shareholder Fees (fees paid directly from your investment: None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.20%
Distribution and/or Service (12b-1) Fees	N/A
Total Annual Fund Operating Expenses	0.20%

Example. The Example is intended to help you compare the cost of investing in the Fund with the costs of investing in other exchange-traded funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the Example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$20	$64	$113	$255